MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.

                                 BALANCE SHEETS
                           AT JUNE 30 OF 2007 AND 2006
                          (Thousands of Mexican Pesos)
                                 Final Printing

  REF                         CONCEPTS                             CURRENT YEAR              PREVIOUS YEAR
                                                               --------------------       -------------------
S                                                                   Amount       %             Amount      %

  1      TOTAL ASSETS ....................................       34,138,889     100        35,358,976     100
  2      CURRENT ASSETS ..................................       20,121,756      59        20,173,303      57
  3      CASH AND SHORT-TERM INVESTMENTS .................        6,655,972      19         5,833,624      16
  4      ACCOUNTS AND NOTES RECEIVABLE (NET) .............        9,563,319      28        10,585,251      30
  5      OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE .........        1,022,662       3         1,031,333       3
  6      INVENTORIES .....................................        1,936,408       6         1,779,339       5
  7      OTHER CURRENT ASSETS ............................          943,395       3           943,756       3
  8      LONG-TERM .......................................       11,641,683      34        13,529,529      38
  9      ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) .........        1,356,185       4         4,075,159      12
 10      INVESTMENT IN SHARES OF NON-CONSOLIDATED
         SUBSIDIARIES AND ASSOCIATES .....................          543,958       2           369,193       1
 11      OTHER INVESTMENTS ...............................        9,741,540      29         9,085,177      26
 12      PROPERTY, PLANT AND EQUIPMENT ...................        1,422,157       4         1,185,412       3
 13      PROPERTY ........................................          737,325       2           784,629       2
 14      MACHINERY AND INDUSTRIAL EQUIPMENT (NET) ........        2,093,879       6         1,914,751       5
 15      OTHER EQUIPMENT .................................          552,956       2           556,206       2
 16      ACCUMULATED DEPRECIATION ........................        1,965,610       6         2,073,238       6
 17      CONSTRUCTION IN PROGRESS ........................            3,607       0             3,064       0
 18      OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)          490,597       1           350,048       1
 19      OTHER ASSETS ....................................          462,696       1           120,684       0

 20      TOTAL LIABILITIES ...............................       19,680,033     100        21,387,398     100
 21      CURRENT LIABILITIES .............................       12,895,050      66        13,615,504      64
 22      SUPPLIERS .......................................        2,786,604      14         2,941,537      14
 23      BANK LOANS ......................................        2,743,272      14         4,961,826      23
 24      STOCK MARKET LOANS ..............................        2,498,893      13            26,887       0
103      OTHER LOANS WITH COST ...........................           40,957       0            42,164       0
 25      TAXES TO BE PAID ................................          143,234       1           256,869       1
 26      OTHER CURRENT LIABILITIES WITHOUT COST ..........        4,682,090      24         5,386,221      25
 27      LONG-TERM LIABILITIES ...........................        6,097,781      31         7,123,471      33
 28      BANK LOANS ......................................        3,454,523      18         1,685,738       8
 29      STOCK MARKET LOANS ..............................        2,414,795      12         5,307,698      25
 30      OTHER LOANS WITH COST ...........................          228,463       1           130,035       1
 31      DEFERRED LOANS ..................................           17,043       0            15,399       0
 32      OTHER NON CURRENT LIABILITIES WITHOUT COST ......          670,159       3           633,024       3

 33      CONSOLIDATED STOCK HOLDERS' EQUITY ..............       14,458,856     100        13,971,578     100
 34      MINORITY INTEREST ...............................        4,518,981      31         4,602,132      33
 35      MAJORITY INTEREST ...............................        9,939,875      69         9,369,446      67
 36      CONTRIBUTED CAPITAL .............................        7,686,470      53         7,584,829      54
 79      CAPITAL STOCK ...................................        5,926,830      41         5,905,806      42
 39      PREMIUM ON SALES OF SHARES ......................        1,759,640      12         1,679,023      12
 40      CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES ......                0       0                 0       0
 41      CAPITAL INCREASE (DECREASE) .....................        2,253,405      16         1,784,617      13
 42      RETAINED EARNINGS AND CAPITAL RESERVE ...........        2,239,710      15         1,691,610      12
 44      OTHER ACCUMULATED COMPREHENSIVE RESULT ..........           13,695       0            93,007       1
 80      SHARES REPURCHASED ..............................                0       0                 0       0

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.

                                 BALANCE SHEETS
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                         CONCEPTS                             CURRENT YEAR              PREVIOUS YEAR
                                                               --------------------       -------------------
S                                                                   Amount       %             Amount      %

  3      CASH AND SHORT-TERM INVESTMENTS .................        6,655,972     100         5,833,624     100
 46      CASH ............................................        1,497,099      22         2,007,033      34
 47      SHORT-TERM INVESTMENTS ..........................        5,158,873      78         3,826,591      66

  7      OTHER CURRENT ASSETS ............................          943,395     100           943,756     100
 81      DERIVATIVE FINANCIAL INSTRUMENTS ................                0       0                 0       0
 82      DISCONTINUED OPERATIONS .........................                0       0                 0       0
 83      OTHER ...........................................          943,395     100           943,756     100

 18      DEFERRED ASSETS (NET) ...........................          490,597     100           350,048     100
 48      AMORTIZED OR REDEEMED EXPENSES ..................          350,488      71           350,048     100
 49      GOODWILL ........................................          140,109      29                 0       0
 51      OTHERS ..........................................                0       0                 0       0

19       OTHER ASSETS ....................................          462,696     100           120,684     100
84       INTANGIBLE ASSET FROM LABOR OBLIGATIONS .........          385,016      83            90,365      75
85       DERIVATIVE FINANCIAL INSTRUMENTS ................           23,927       5            30,319      25
50       DEFERRED TAXES ..................................                0       0                 0       0
86       DISCONTINUED OPERATIONS .........................                0       0                 0       0
87       OTHER ...........................................           53,753      12                 0       0

 21      CURRENT LIABILITIES .............................       12,895,050     100        13,615,504     100
 52      FOREING CURRENCY LIABILITIES ....................        7,303,934      57         8,135,447      60
 53      MEXICAN PESOS LIABILITIES .......................        5,591,116      43         5,480,057      40

26       OTHER CURRENT LIABILITIES .......................        4,682,090     100         5,386,221     100
88       DERIVATIVE FINANCIAL INSTRUMENTS ................                0       0                 0       0
89       INTEREST LIABILITIES ............................                0       0                 0       0
68       PROVISIONS ......................................          705,316      15         1,013,010      19
90       DISCONTINUED OPERATIONS .........................                0       0                 0       0
58       OTHER CURRENT LIABILITIES .......................        3,976,774      85         4,373,211      81

 27      LONG-TERM LIABILITIES ...........................        6,097,781     100         7,123,471     100
 59      FOREING CURRENCY LIABILITIES ....................        1,791,339      29         6,214,537      87
 60      MEXICAN PESOS LIABILITIES .......................        4,306,442      71           908,934      13

 31      DEFERRED LOANS ..................................           17,043     100            15,399     100
 65      NEGATIVE GOODWILL ...............................                0       0                 0       0
 67      OTHERS ..........................................           17,043     100            15,399     100

 32      OTHER LIABILITIES ...............................          670,159     100           633,024     100
 66      DEFERRED TAXES ..................................                0       0           154,818      24
 91      OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE           542,784      81           169,166      27
 92      DISCONTINUED OPERATIONS .........................                0       0                 0       0
 69      OTHERS LIABILITIES ..............................          127,375      19           309,040      49

79       CAPITAL STOCK ...................................        5,926,830     100         5,905,806     100
37       CAPITAL STOCK (NOMINAL) .........................        5,662,068      96         5,640,043      95
38       RESTATEMENT OF CAPITAL STOCK ....................          264,762       4           265,763       5

42      RETAINED EARNINGS AND CAPITAL RESERVE ............        2,239,710     100         1,691,610     100
93      LEGAL RESERVE ....................................          217,765      10           211,104      12
43      RESERVE FOR REPURCHASE OF SHARES .................          750,531      34           676,531      40
94      OTHER RESERVES ...................................                0       0                 0       0
95      RETAINED EARNINGS ................................        1,134,075      51           520,867      31
45      NET INCOME FOR THE YEAR ..........................          137,339       6           283,108      17

 44     OTHER ACCUMULATED COMPREHENSIVE RESULT ...........           13,695     100            93,007     100
 70     ACCUMULATED INCOME DUE TO MONETARY POSITION ......                0       0                 0       0
 71     INCOME FROM NON-MONETARY POSITION ASSETS .........                0       0                 0       0
 96     CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION.         12,488      91            93,007     100
 97     CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS           0       0                 0       0
 98     CUMULATIVE EFFECT OF DEFERRED INCOME TAXES .......                0       0                 0       0
 99     LABOR OBLIGATION ADJUSTMENT ......................            1,207       9                 0       0
100     OTHER ............................................                0       0                 0       0

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                         CONCEPTS                           CURRENT YEAR             PREVIOUS YEAR
S                                                                    Amount                    Amount
72      WORKING CAPITAL ........................                  7,226,706                 6,557,799
73      PENSIONS FUND AND SENIORITY PREMIUMS ...                     10,061                     6,465
74      EXECUTIVES (*) .........................                         63                        67
75      EMPLOYERS (*) ..........................                      4,986                     4,396
76      WORKERS (*) ............................                     12,864                    15,374
77      CIRCULATION SHARES (*) .................                407,750,737               404,429,087
78      REPURCHASED SHARES (*) .................                          0                         0
101     RESTRICTED CASH ........................                  2,535,070                   842,563
102     NET DEBT  OF NON CONSOLIDATED COMPANIES                           0                         0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.




                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.

                              STATEMENTS OF INCOME
                FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                              CURRENT YEAR               PREVIOUS YEAR
                                                              ---------------------       --------------------
R                                                                   Amount        %          Amount         %

  1      NET SALES .......................................       10,174,018     100        10,718,534     100
  2      COST OF SALES ...................................        8,568,403      84         9,171,724      86
  3      GROSS PROFIT ....................................        1,605,615      16         1,546,810      14
  4      GENERAL EXPENSES ................................          941,252       9           732,524       7
  5      INCOME (LOSS) AFTER GENERAL EXPENSES ............          664,363       7           814,286       8
  8      OTHER INCOME ANE (EXPENSE), NET .................           69,267       1           -65,823      -1
  6      COMPREHENSIVE FINANCING RESULT ..................         -318,146      -3           -47,524       0
 12      SHARE IN NET INCOME OF SUBSIDIARIES AND
         NON-CONSOLIDATED ASSOCIATES .....................           18,091       0             4,807       0
 48      NON ORDINARY ITEMS ..............................                0       0                 0       0
  9      INCOME BEFORE INCOME TAXES ......................          433,575       4           705,746       7
 10      INCOME TAXES ....................................           79,088       1           224,555       2
 11      INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS ....          354,487       3           481,191       4
 14      DISCONTINUED OPERATIONS .........................                0       0                 0       0
 18      NET CONSOLIDATED INCOME .........................          354,487       3           481,191       4
 19      NET INCOME OF MINORITY INTEREST .................          217,148       2           198,083       2
 20      NET INCOME OF MAJORITY INTEREST .................          137,339       1           283,108       3



                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                              CURRENT YEAR              PREVIOUS YEAR
                                                                 ------------------       --------------------
R                                                                   Amount      %              Amount      %
  1      NET SALES .......................................       10,174,018     100        10,718,534     100
 21      DOMESTIC ........................................        8,093,792      80         9,736,091      91
 22      FOREIGN .........................................        2,080,226      20           982,443       9
 23      TRANSLATED INTO DOLLARS (***) ...................          193,234       2            86,696       1

  8      OTHER FINANCIAL OPERATIONS ......................           69,267     100           -65,823     100
 49      OTHER INCOME AND (EXPENSE), NET .................           73,342     106            13,781     -21
 34      EMPLOYEES' PROFIT SHARING EXPENSES ..............            6,551       9            26,467     -40
 35      DEFERED EMPLOYEES' PROFIT SHARING ...............           -2,476      -4            53,137     -81

  6      TOTAL FINANCING COST ............................         -318,146     100           -47,524     100
 24      INTEREST PAID ...................................          555,982    -175           249,001    -524
 42      INTEREST EXPENSE ................................                0       0                 0       0
 45      OTHER FINANCE COSTS .............................                0       0                 0       0
 26      INTEREST EARNED .................................          213,228     -67           176,833    -372
 46      OTHER FINANCIAL PRODUCTS ........................                0       0                 0       0
 25      FOREIGN EXCHANGE GAIN (LOSS) NET ................           47,374     -15            36,380     -77
 28      GAIN DUE TO MONETARY POSITION ...................          -22,766       7           -11,736      25

 10      RESERVE FOR TAXES AND WORKERS' PROFIT SHARING ...           79,088     100           224,555     100
 32      INCOME TAX ......................................          165,410     209            89,889      40
 33      DEFERED INCOME TAX ..............................          -86,322    -109           134,666      60

(***) THOUSANDS OF DOLLARS.

                             MEXICAN STOCK EXCHANGE

                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                         CURRENT YEAR             PREVIOUS YEAR
R                                                                   Amount                   Amount

36      TOTAL SALES ................................              9,984,747                10,522,411
37      NET INCOME OF THE YEAR .....................               -592,034                  -304,205
38      NET SALES (**) .............................             20,983,855                21,208,667
39      OPERATION INCOME (**) ......................              1,477,715                 1,480,331
40      NET INCOME OF MAYORITY INTEREST(**) ........                503,190                   665,452
41      NET CONSOLIDATED INCOME (**) ...............                865,251                 1,007,892
47      OPERATIVE DEPRECIATION AND ACCUMULATED .....                312,689                   409,351


(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                               CURRENT YEAR               PREVIOUS YEAR
                                                                 -----------------         ------------------
RT                                                                  Amount       %            Amount       %
  1      NET SALES .......................................        5,478,433     100         5,859,208     100
  2      COST OF SALES ...................................        4,557,518      83         5,071,382      87
  3      GROSS PROFIT ....................................          920,915      17           787,826      13
  4      GENERAL EXPENSES ................................          519,875       9           355,288       6
  5      INCOME (LOSS) AFTER GENERAL EXPENSES ............          401,040       7           432,538       7
  8      OTHER INCOME ANE (EXPENSE), NET .................           36,858       1           -23,500       0
  6      COMPREHENSIVE FINANCING RESULT ..................         -178,464      -3           -38,835      -1
 12      SHARE IN NET INCOME OF SUBSIDIARIES AND
         NON-CONSOLIDATED ASSOCIATES .....................           20,298       0             2,631       0
 48      NON ORDINARY ITEMS ..............................                0       0                 0       0
         INCOME BEFORE INCOME TAXES ......................          279,732       5           372,834       6
         INCOME TAXES ....................................           63,958       1           121,552       2
         INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS ....          215,774       4           251,282       4
 14      DISCONTINUED OPERATIONS .........................                0       0                 0       0
 18      NET CONSOLIDATED INCOME .........................          215,774       4           251,282       4
 19      NET INCOME OF MINORITY INTEREST .................          102,051       2           116,474       2
 20      NET INCOME OF MAJORITY INTEREST .................          113,723       2           134,808       2

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                               CURRENT YEAR             PREVIOUS YEAR
                                                                 ------------------        ------------------
RT                                                                   Amount     %             Amount        %
  1      NET SALES .......................................        5,478,433     100         5,859,208     100
 21      DOMESTIC ........................................        4,275,975      78         5,290,523      90
 22      FOREIGN .........................................        1,202,458      22           568,685      10
 23      TRANSLATED INTO DOLLARS (***) ...................          113,660       2            48,490       1

  8      OTHER FINANCIAL OPERATIONS ......................           36,858     100           -23,500     100
 49      OTHER INCOME AND (EXPENSE), NET .................           30,035      81            18,178     -77
 34      EMPLOYEES' PROFIT SHARING EXPENSES ..............              214       1           -11,044      47
 35      DEFERED EMPLOYEES' PROFIT SHARING ...............           -7,037     -19            52,722    -224

  6      TOTAL FINANCING COST ............................         -178,464     100           -38,835     100
 24      INTEREST PAID ...................................          264,741    -148           138,369    -356
 42      INTEREST EXPENSE ................................                0       0                 0       0
 45      OTHER FINANCE COSTS .............................                0       0                 0       0
 26      INTEREST EARNED .................................          105,764     -59            69,618    -179
 46      OTHER FINANCIAL PRODUCTS ........................                0       0                 0       0
 25      FOREIGN EXCHANGE GAIN (LOSS) NET ................          -24,834      14            29,916     -77
 28      GAIN DUE TO MONETARY POSITION ...................           -5,347       3                 0       0

 10      RESERVE FOR TAXES AND WORKERS' PROFIT SHARING ...           63,958     100           121,552     100
 32      INCOME TAX ......................................           67,217     105            57,418      47
 33      DEFERED INCOME TAX ..............................           -3,259      -5            64,134      53

(***) THOUSANDS OF DOLLARS.

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                          CURRENT YEAR             PREVIOUS YEAR
RT                                                                   Amount                    Amount
47      OPERATIVE DEPRECIATION AND ACCUMULATED .....                136,104                   186,365
        IMPAIRMENT LOSSES ..........................                      -                         -

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED
                                 Final Printing

REF                          CONCEPTS                                 CURRENT YEAR           PREVIOUS YEAR
                                                                      -----------------     ----------------
P
          YIELD
1         NET INCOME TO NET SALES ..........................               3.48   %              4.49   %
2         NET INCOME TO STOCK HOLDERS' EQUITY (**) .........               5.06   %              7.10   %
3         NET INCOME TO TOTAL ASSETS (**) ..................               2.53   %              2.85   %
4         CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME .......               0.00   %              0.00   %
5         INCOME DUE TO MONETARY POSITION TO NET INCOME ....              -6.42   %             -2.44   %

          ACTIVITY
6         NET SALES TO NET ASSETS (**) .....................               0.61 times            0.60 times
7         NET SALES TO FIXED ASSETS (**) ...................              14.75 times           17.89 times
8         INVENTORIES ROTATION (**) ........................               9.21 times           10.28 times
9         ACCOUNTS RECEIVABLE IN DAYS OF SALES .............             147.13  days          154.58  days
10        PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                8.59   %              3.55   %

          LEVERAGE
11        TOTAL LIABILITIES TO TOTAL ASSETS ................              57.64   %             60.48   %
12        TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY .......               1.35 times            1.52 times
13        FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES               46.21   %             67.09   %
14        LONG-TERM LIABILITIES TO FIXED ASSETS ............             428.77   %            600.93   %
15        OPERATING INCOME TO INTEREST PAID ................               1.19 times            3.27 times
16        NET SALES TO TOTAL LIABILITIES (**) ..............               1.07 times            0.99 times

          LIQUIDITY
17        CURRENT ASSETS TO CURRENT LIABILITIES ............               1.57 times            1.49 times
18        CURRENT ASSETS LESS INVENTORY TO CURRENT
          LIABILITIES ......................................               1.41 times            1.36 times
19        CURRENTS ASSETS TO TOTAL LIABILITIES .............               1.02 times            0.95 times
20        AVAILABLE ASSETS TO CURRENT LIABILITIES ..........              51.61   %             42.84   %

          CASH FLOW
21        CASH FLOW FROM NET INCOME TO NET SALES ...........               7.45   %              7.18   %
22        CASH FLOW FROM CHANGES IN WORKING CAPITAL
          TO NET SALES .....................................              39.15   %            -23.57   %
23        CASH GENERATED (USED) IN OPERATING TO
          INTEREST PAID ....................................               8.53 times           -7.06 times
24        EXTERNAL FINANCING TO CASH GENERATED
          (USED) IN FINANCING ..............................             107.46   %             96.11   %
25        INTERNAL FINANCING TO CASH GENERATED (USED)
          IN FINANCING .....................................              -7.46   %              3.89   %
26        ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
          TO CASH GENERATED (USED) IN INVESTMENT
          ACTIVITIES .......................................              48.11   %            106.71   %


(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.
                                 DATA PER SHARE
                            CONSOLIDATED INFORMATION
                                 Final Printing

REF                          CONCEPTS                            CURRENT YEAR                PREVIOUS YEAR
D                                                                    Amount                      Amount

1         BASIC PROFIT PER ORDINARY SHARE (**) ......            Ps.       1.24               Ps.       1.69
2         BASIC PROFIT PER PREFERENT SHARE (**) .....            Ps.       0.00               Ps.       0.00
3         DILUTED PROFIT PER ORDINARY SHARE (**) ....            Ps.       0.00               Ps.       0.00
4         CONTINUOUS OPERATING PROFIT PER COMUN
          SHARE(**) .................................            Ps.       2.13               Ps.       2.56
5         EFFECT OF DISCONTINUOUS OPERATING ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)             Ps.       0.00               Ps.       0.00
6         EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)             Ps.       0.00               Ps.       0.00
7         EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
          CONTINUOUS OPERATING PROFIT PER SHARE (**)             Ps.       0.00               Ps.       0.00
8         CARRYING VALUE PER SHARE ..................            Ps.      24.38               Ps.      23.17
9         CASH DIVIDEND ACUMULATED PER SHARE ........            Ps.       0.00               Ps.       0.00
10        DIVIDEND IN SHARES PER SHARE ..............                      0.00  shares                 0.00  shares
11        MARKET PRICE TO CARRYING VALUE ............                      2.25  times                  1.44  times
12        MARKET PRICE TO BASIC PROFIT PER ORDINARY
          SHARE (**) ................................                     44.14  times                 19.69  times
13        MARKET PRICE TO BASIC PROFIT PER PREFERENT
          SHARE (**) ................................                      0.00  times                  0.00  times


(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                          CURRENT YEAR             PREVIOUS YEAR
C                                                                        Amount                   Amount

1       CONSOLIDATED NET INCOME ......................                   354,487                 481,191
2       +(-) ITEMS ADDED TO INCOME WHICH DO NOT
        REQUIRE USING CASH ...........................                   403,561                 287,986
3       CASH FLOW FROM NET INCOME OF THE YEAR ........                   758,048                 769,177
4       CASH FLOW FROM CHANGE IN WORKING CAPITA ......                 3,982,903              -2,526,488
5       CASH GENERATED (USED) IN OPERATING ACTIS .....                 4,740,951              -1,757,311
6       CASH FLOW FROM EXTERNAL FINANCING ............                -2,682,373               1,298,102
7       CASH FLOW FROM INTERNAL FINANCING ............                   186,267                  52,590
8       CASH FLOW GENERATED (USED) BY FINANCING ......                -2,496,106               1,350,692
9       CASH FLOW GENERATED (USED) IN INVESTMENT
         ACTIVITIES ..................................                -1,010,323                -317,422
10      NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
         INVESTMENTS .................................                 1,234,522                -724,041
11      CASH AND SHORT-TERM INVESTMENTS AT THE
         BEGINNING OF PERIOD .........................                 5,421,450               6,557,665
12      CASH AND SHORT-TERM INVESTMENTS AT THE END
         OF PERIOD ...................................                 6,655,972               5,833,624

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                          CURRENT YEAR          PREVIOUS YEAR
C                                                                        Amount                  Amount


2       + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
           USING CASH ..................................                 403,561                 287,986
13      +  DEPRECIATION AND AMORTIZATION FOR THE YEAR ..                 312,689                 409,351
41      + (-) OTHER ITEMS ..............................                  90,872                -121,365

4       CASH FLOW FROM CHANGE IN WORKING CAPITAL .......               3,982,903              -2,526,488
18      + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE                5,299,426              -2,700,979
19      + (-) DECREASE (INCREASE)  IN INVENTORIES ......                -484,527                -468,081
20      + (-) DECREASE (INCREASE)  IN OTHER ACCOUNT
          RECEIVABLE ...................................                -823,602              -1,143,235
21      + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ..                  75,709                 938,229
22      + (-) INCREASE (DECREASE) IN OTHER LIABILITIES .                 -84,103                 847,578

6       CASH FLOW FROM EXTERNAL FINANCING ..............              -2,682,373               1,298,102
23      + SHORT-TERM BANK AND STOCK MARKET FINANCING ...               1,615,131                 653,353
24      + LONG-TERM BANK AND STOCK MARKET FINANCING ....                       0                       0
25      + DIVIDEND RECEIVED ............................                       0                       0
26      + OTHER FINANCING ..............................                -234,915                  39,938
27      (-) BANK FINANCING AMORTIZATION ................              -3,992,565                -131,401
28      (-) STOCK MARKET AMORTIZATION ..................                       0                  -2,407
29      (-) OTHER FINANCING AMORTIZATION ...............                       0                       0
42      + (-) OTHER ITEMS ..............................                 -70,024                 738,619

7       CASH FLOW FROM INTERNAL FINANCING ..............                 186,267                  52,590
30      + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ....                 186,267                  52,590
31      (-) DIVIDENS PAID ..............................                       0                       0
32      + PREMIUM ON SALE OF SHARES ....................                       0                       0
33      + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ....                       0                       0
43      + (-) OTHER ITEMS ..............................                       0                       0

9       CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
         ACTIVITIES ....................................              -1,010,323                -317,422
34      + (-)  DECREASE (INCREASE) IN STOCK INVESTMENTS
         OF A PERMANENT NATURE .........................                -426,497                    -117
35      (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                -486,053                -338,716
36      (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ......                       0                       0
37      + SALE OF OTHER PERMANENT INVESTMENTS ..........                  23,250                   5,251
38      + SALE OF TANGIBLE FIXED ASSETS ................                  27,042                  93,506
39      + (-) OTHER ITEMS ..............................                -148,065                 -77,346